UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Calle 94 N° 11-30 Piso 8

Bogota, Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

GEOPARK LIMITED

ITEM

1.	Interim Condensed Consolidated Financial Statements and Explanatory Notes for the three-month and nine-month periods ended September 30, 2024 and 2023.

Item 1

GEOPARK LIMITED

INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

AND EXPLANATORY NOTES

For the three-month and nine-month periods ended September 30, 2024 and 2023

GEOPARK LIMITED

September 30, 2024

CONTENTS

Page

3	Condensed Consolidated Statement of Income
4	Condensed Consolidated Statement of Comprehensive Income
5	Condensed Consolidated Statement of Financial Position
6	Condensed Consolidated Statement of Changes in Equity
7	Condensed Consolidated Statement of Cash Flow
8	Explanatory Notes to the Interim Condensed Consolidated Financial Statements

GEOPARK LIMITED

September 30, 2024

CONDENSED CONSOLIDATED STATEMENT OF INCOME

		Three-month	Three-month	Nine-month	Nine-month
		period ended	period ended	period ended	period ended
		September 30,	September 30,	September 30,	September 30,
		2024	2023	2024	2023
Amounts in US$ ´000	Note	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
REVENUE	3	159,504	192,134	517,124	556,911
Production and operating costs	5	(39,821)	(58,208)	(119,771)	(171,393)
Geological and geophysical expenses	6	(2,979)	(2,562)	(8,634)	(7,622)
Administrative expenses	7	(12,682)	(11,571)	(35,754)	(32,273)
Selling expenses	8	(3,529)	(3,749)	(12,055)	(8,325)
Depreciation		(33,053)	(29,819)	(96,045)	(86,379)
Write-off of unsuccessful exploration efforts	11	(11,225)	(9,346)	(14,623)	(21,539)
Other (expenses) income		(1,499)	3,603	(1,250)	(2,804)
OPERATING PROFIT		54,716	80,482	228,992	226,576
Financial expenses	9	(10,634)	(12,454)	(32,656)	(34,614)
Financial income	9	1,484	1,856	5,676	4,668
Foreign exchange gain (loss)	9	1,089	(3,952)	7,208	(16,926)
PROFIT BEFORE INCOME TAX		46,655	65,932	209,220	179,704
Income tax expense	10	(21,550)	(41,164)	(128,185)	(94,929)
PROFIT FOR THE PERIOD		25,105	24,768	81,035	84,775
Earnings per share (in US$). Basic		0.49	0.44	1.53	1.48
Earnings per share (in US$). Diluted		0.48	0.44	1.51	1.48

The above condensed consolidated statement of income should be read in conjunction with the accompanying notes.

GEOPARK LIMITED

September 30, 2024

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Three-month	Three-month	Nine-month	Nine-month
	period ended	period ended	period ended	period ended
	September 30,	September 30,	September 30,	September 30,
	2024	2023	2024	2023
Amounts in US$ ´000	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Profit for the period	25,105	24,768	81,035	84,775
Other comprehensive income
Items that may be subsequently reclassified to profit or loss:
Currency translation differences	198	(210)	(1,266)	1,122
Profit (Loss) on cash flow hedges (a)	2,718	(8,088)	(898)	(7,004)
Income tax (expense) benefit relating to cash flow hedges	(1,219)	4,044	589	3,502
Other comprehensive profit (loss) for the period	1,697	(4,254)	(1,575)	(2,380)
Total comprehensive profit for the period	26,802	20,514	79,460	82,395

(a)	Unrealized result on commodity risk management contracts designated as cash flow hedges. See Note 4.

The above condensed consolidated statement of comprehensive income should be read in conjunction with the accompanying notes.

GEOPARK LIMITED

September 30, 2024

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	Note	At September 30, 2024	Year ended
Amounts in US$ ´000		(Unaudited)	December 31, 2023
ASSETS
NON CURRENT ASSETS
Property, plant and equipment	11	728,560	686,824
Right-of-use assets		25,889	28,451
Prepayments and other receivables	12	2,906	3,063
Other financial assets (a)		1,076	12,564
Deferred income tax asset		14,617	15,920
TOTAL NON CURRENT ASSETS		773,048	746,822
CURRENT ASSETS
Inventories		11,530	13,552
Trade receivables		45,866	65,049
Prepayments and other receivables	12	70,312	25,896
Derivative financial instrument assets	18	2,806	3,775
Cash and cash equivalents		123,440	133,036
Assets held for sale		—	28,419
TOTAL CURRENT ASSETS		253,954	269,727
TOTAL ASSETS		1,027,002	1,016,549
EQUITY
Equity attributable to owners of the Company
Share capital	13	51	55
Share premium		73,408	111,281
Translation reserve		(11,228)	(9,962)
Other reserves		22,285	45,116
Retained earnings		109,529	29,530
TOTAL EQUITY		194,045	176,020
LIABILITIES
NON CURRENT LIABILITIES
Borrowings	14	491,102	488,453
Lease liabilities		18,936	23,387
Provisions and other long-term liabilities	15	37,035	34,083
Deferred income tax liability		88,120	64,063
TOTAL NON CURRENT LIABILITIES		635,193	609,986
CURRENT LIABILITIES
Borrowings	14	5,653	12,528
Lease liabilities		9,279	8,911
Derivative financial instrument liabilities	18	—	70
Current income tax liability		64,897	44,269
Trade and other payables	16	117,935	137,817
Liabilities associated with assets held for sale		—	26,948
TOTAL CURRENT LIABILITIES		197,764	230,543
TOTAL LIABILITIES		832,957	840,529
TOTAL EQUITY AND LIABILITIES		1,027,002	1,016,549

(a)	In September 2024, a restricted deposit of US$ 12,083,400 related to environmental obligations in Brazil was recovered and replaced by a bank guarantee.

The above condensed consolidated statement of financial position should be read in conjunction with the accompanying notes.

GEOPARK LIMITED

September 30, 2024

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to owners of the Company
					Retained
					earnings
	Share	Share	Translation	Other	(Accumulated
Amount in US$ '000	Capital	Premium	Reserve	Reserve	losses)	Total
Equity at January 1, 2023	58	134,798	(11,586)	73,462	(81,147)	115,585
Comprehensive income:
Profit for the nine-month period	—	—	—	—	84,775	84,775
Other comprehensive profit (loss) for the period	—	—	1,122	(3,502)	—	(2,380)
Total comprehensive profit (loss) for the period ended September 30, 2023	—	—	1,122	(3,502)	84,775	82,395
Transactions with owners:
Share-based payment	1	7,153	—	—	(1,880)	5,274
Repurchase of shares	(3)	(23,608)	—	—	—	(23,611)
Cash distribution	—	—	—	(22,266)	—	(22,266)
Total transactions with owners for the period ended September 30, 2023	(2)	(16,455)	—	(22,266)	(1,880)	(40,603)
Balance at September 30, 2023 (Unaudited)	56	118,343	(10,464)	47,694	1,748	157,377

Equity at January 1, 2024	55	111,281	(9,962)	45,116	29,530	176,020
Comprehensive income:
Profit for the nine-month period	—	—	—	—	81,035	81,035
Other comprehensive loss for the period	—	—	(1,266)	(309)	—	(1,575)
Total comprehensive (loss) profit for the period ended September 30, 2024	—	—	(1,266)	(309)	81,035	79,460
Transactions with owners:
Share-based payment	—	5,814	—	—	(1,036)	4,778
Repurchase of shares	(4)	(43,687)	—	—	—	(43,691)
Cash distribution	—	—	—	(22,522)	—	(22,522)
Total transactions with owners for the period ended September 30, 2024	(4)	(37,873)	—	(22,522)	(1,036)	(61,435)
Balance at September 30, 2024 (Unaudited)	51	73,408	(11,228)	22,285	109,529	194,045

The above condensed consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW

	Nine-month	Nine-month
	period ended	period ended
	September 30,	September 30,
	2024	2023
Amounts in US$ ’000	(Unaudited)	(Unaudited)
Operating activities
Profit for the period	81,035	84,775
Adjustments for:
Income tax expense	128,185	94,929
Depreciation	96,045	86,379
Loss on disposal of property, plant and equipment	34	419
Write-off of unsuccessful exploration efforts	14,623	21,539
Amortization of other long-term liabilities	(82)	(95)
Accrual of borrowing interests	23,274	23,114
Unwinding of long-term liabilities	4,000	4,930
Accrual of share-based payment	4,778	5,274
Foreign exchange (gain) loss	(7,208)	19,835
Income tax paid (a)	(61,875)	(105,624)
Change in working capital (b) (c) (d)	(13,288)	(45,161)
Cash flows from operating activities – net	269,521	190,314
Investing activities
Purchase of property, plant and equipment	(143,932)	(132,428)
Acquisitions of business (e)	(38,000)	—
Proceeds from disposal of long-term assets (f)	2,356	—
Cash flows used in investing activities – net	(179,576)	(132,428)
Financing activities
Proceeds from borrowings	728	—
Principal paid	(731)	—
Interest paid	(27,500)	(27,500)
Lease payments	(5,578)	(7,598)
Repurchase of shares (g)	(43,691)	(23,611)
Cash distribution	(22,522)	(22,266)
Cash flows used in financing activities - net	(99,294)	(80,975)
Net decrease in cash and cash equivalents	(9,349)	(23,089)
Cash and cash equivalents at January 1	133,036	128,843
Currency translation differences	(247)	546
Cash and cash equivalents at the end of the period	123,440	106,300
Ending Cash and cash equivalents are specified as follows:
Cash at bank and bank deposits	123,426	106,288
Cash in hand	14	12
Cash and cash equivalents	123,440	106,300

(a)	Includes self-withholding taxes of US$ 17,802,000 and US$ 25,256,000 during the nine-month periods ended September 30, 2024 and 2023, respectively.
(b)	Includes withholding taxes from clients of US$ 15,125,000 and US$ 19,652,000 during the nine-month periods ended September 30, 2024 and 2023, respectively.
(c)	Includes advanced payment for midstream capacity of US$ 11,096,000 as part of the business transaction in Argentina in 2024. See Notes 12 and 20.
(d)	Includes the recovery of a restricted deposit related to environmental obligations in Brazil of US$ 12,083,400, which was replaced by a bank guarantee, in September 2024.
(e)	Advanced payment for the acquisition of working interests in four unconventional blocks in Argentina. See Notes 12 and 20.
(f)	Net of cash assigned to the purchaser within the Chilean subsidiaries. See Note 20.
(g)	Acquisition of 4,369,181 of the Company’s common shares at a purchase price of US$ 10 per share. See Note 13.

The above condensed consolidated statement of cash flow should be read in conjunction with the accompanying notes.

EXPLANATORY NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1

General information

GeoPark Limited (the “Company”) is a company incorporated under the laws of Bermuda. The Registered Office address is Clarendon House, 2 Church Street, Hamilton HM11, Bermuda.

The principal activity of the Company and its subsidiaries (the “Group” or “GeoPark”) is the exploration, development and production for oil and gas reserves in Latin America.

These interim condensed consolidated financial statements were authorized for issue by the Board of Directors on November 5, 2024.

Basis of Preparation

The interim condensed consolidated financial statements of GeoPark Limited are presented in accordance with IAS 34 “Interim Financial Reporting”. They do not include all of the information required for full annual financial statements and should be read in conjunction with the annual consolidated financial statements as of and for the year ended December 31, 2023, which have been prepared in accordance with IFRS.

The interim condensed consolidated financial statements have been prepared in accordance with the accounting policies applied in the most recent annual consolidated financial statements. The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective. The amendments and interpretations detailed in the annual consolidated financial statements as of and for the year ended December 31, 2023, that apply for the first time in 2024, do not have an impact on the interim condensed consolidated financial statements of the Group.

Whenever necessary, certain comparative amounts have been reclassified to conform to changes in presentation in the current period.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual profit or loss.

The activities of the Group are not subject to significant seasonal changes.

Estimates

The preparation of interim financial information requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. Actual results may differ from these estimates.

In preparing these interim condensed consolidated financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the annual consolidated financial statements as of and for the year ended December 31, 2023.

Financial risk management

The Group’s activities expose it to a variety of financial risks: currency risk, price risk, credit risk concentration, funding and liquidity risk, interest risk and capital risk. The interim condensed consolidated financial statements do not include all the financial risk management information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Group’s annual consolidated financial statements as of and for the year ended December 31, 2023.

Note 1 (Continued)

Financial risk management (Continued)

The Group is continually reviewing its exposure to the current market conditions and adjusting its capital expenditures program which remains flexible and quickly adaptable to different oil price scenarios. GeoPark also continues to add new oil hedges, increasing its price risk protection within the upcoming fifteen months.

The Group maintained a cash position of US$ 123,440,000 as of September 30, 2024. In addition, GeoPark has access to up to US$ 370,000,000 of committed funding from Vitol and Trafigura (see Note 17), a US$ 80,000,000 senior unsecured credit agreement with Banco BTG Pactual S.A. and Banco Latinoamericano de Comercio Exterior S.A., and US$ 205,960,000 in uncommitted credit lines (including US$ 105,000,000 in Argentina). Additionally, GeoPark Argentina S.A., the Group’s Argentinian subsidiary, received approval from the Argentinian securities regulator to issue up to US$ 500,000,000 in debt securities over the next five years.

Subsidiary undertakings

The following chart illustrates the main companies of the Group structure as of September 30, 2024:

(1)	GeoPark Ecuador S.A. holds 50% working interest in the consortiums that operate the Espejo and Perico Blocks.

Details of the subsidiaries and joint operations of the Group are set out in Note 21 to the annual consolidated financial statements as of and for the year ended December 31, 2023.

During the nine-month period ended September 30, 2024, the following changes took place:

●	On January 18, 2024, the Chilean subsidiaries GeoPark Chile S.p.A., GeoPark Fell S.p.A., GeoPark TdF S.p.A. and GeoPark Magallanes Limitada were divested. See Note 20.
●	On July 22, 2024, GeoPark Colombia, S.L.U. acquired 99.4% of shares of GeoPark Ecuador S.A., previously owned by GeoPark Perú S.A.C.
●	On August 14, 2024, GeoPark Colombia S.A.S transferred its 50% WI in the Llanos 94 Block to the joint operation partner.
●	On September 2, 2024, the Ecuadorian subsidiary, AmerisurExplor Ecuador S.A. (which, as noted in the Group’s 2023 Annual Report on Form 20-F, was a dormant company) was dissolved and liquidated.

Note 2

Segment information

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Executive Committee. This committee is integrated by the Chief Executive Officer, Chief Financial Officer, Chief Technical Officer, Chief Exploration Officer, Chief Operating Officer, Chief Strategy, Sustainability and Legal Officer and Chief People Officer. This committee reviews the Group’s internal reporting to assess performance and allocate resources. Management has determined the operating segments based on these reports. The committee considers the business from a geographic perspective.

The Executive Committee assesses the performance of the operating segments based on a measure of Adjusted EBITDA. Adjusted EBITDA is defined as profit (loss) for the period (determined as if IFRS 16 Leases has not been adopted), before net finance cost, income tax, depreciation, amortization, certain non-cash items such as impairments and write-offs of unsuccessful exploration efforts, accrual of share-based payment, unrealized result on commodity risk management contracts, geological and geophysical expenses allocated to capitalized projects, and other non-recurring events. Other information provided to the Executive Committee is measured in a manner consistent with that in the consolidated financial statements.

Nine-month period ended September 30, 2024:

Amounts in US$ '000	Total	Colombia	Ecuador	Brazil	Chile (a)	Argentina	Corporate
Revenue	517,124	485,731	22,326	2,934	398	—	5,735
Sale of crude oil	506,914	484,474	22,326	114	—	—	—
Sale of purchased crude oil	5,735	—	—	—	—	—	5,735
Sale of gas	4,560	1,342	—	2,820	398	—	—
Commodity risk management contracts designated as cash flow hedges	(85)	(85)	—	—	—	—	—
Production and operating costs	(119,771)	(104,320)	(6,582)	(3,345)	(437)	—	(5,087)
Royalties in cash	(2,960)	(2,724)	—	(224)	(12)	—	—
Economic rights in cash	(5,062)	(5,062)	—	—	—	—	—
Share-based payment	(500)	(497)	(3)	—	—	—	—
Operating costs	(111,249)	(96,037)	(6,579)	(3,121)	(425)	—	(5,087)
Depreciation	(96,045)	(89,315)	(5,632)	(1,086)	—	(10)	(2)
Adjusted EBITDA	339,202	338,628	11,651	(2,433)	(120)	(2,524)	(6,000)

Nine-month period ended September 30, 2023:

Amounts in US$ '000	Total	Colombia	Ecuador	Brazil	Chile (a)	Argentina	Corporate
Revenue	556,911	518,554	12,692	10,177	11,367	—	4,121
Sale of crude oil	534,299	518,526	12,692	362	2,719	—	—
Sale of purchased crude oil	4,121	—	—	—	—	—	4,121
Sale of gas	19,142	679	—	9,815	8,648	—	—
Commodity risk management contracts designated as cash flow hedges	(651)	(651)	—	—	—	—	—
Production and operating costs	(171,393)	(150,136)	(8,244)	(3,572)	(5,951)	—	(3,490)
Royalties in cash	(11,510)	(10,342)	—	(795)	(373)	—	—
Economic rights in cash	(54,326)	(54,326)	—	—	—	—	—
Share-based payment	(498)	(446)	(4)	—	(48)	—	—
Operating costs	(105,059)	(85,022)	(8,240)	(2,777)	(5,530)	—	(3,490)
Depreciation	(86,379)	(71,726)	(5,121)	(1,705)	(7,808)	(17)	(2)
Adjusted EBITDA	334,026	331,185	2,161	4,537	3,558	(2,094)	(5,321)

(a)	Divested on January 18, 2024. See Note 20.

Note 2 (Continued)

Segment information (Continued)

Total Assets	Total	Colombia	Ecuador	Brazil	Chile (a)	Argentina	Corporate
September 30, 2024	1,027,002	892,428	51,882	21,373	—	55,629	5,690
December 31, 2023	1,016,549	895,900	40,336	27,891	36,192	357	15,873

(a)	Divested on January 18, 2024. See Note 20.

A reconciliation of total Adjusted EBITDA to total Profit before income tax is provided as follows:

	Three-month	Three-month	Nine-month	Nine-month
	period ended	period ended	period ended	period ended
	September 30,	September 30,	September 30,	September 30,
	2024	2023	2024	2023
Adjusted EBITDA	99,803	115,190	339,202	334,026
Depreciation (a)	(33,053)	(29,819)	(96,045)	(86,379)
Write-off of unsuccessful exploration efforts	(11,225)	(9,346)	(14,623)	(21,539)
Share-based payment	(1,619)	(1,917)	(4,778)	(5,274)
Lease accounting - IFRS 16	1,938	2,505	5,578	7,598
Others (b)	(1,128)	3,869	(342)	(1,856)
Operating profit	54,716	80,482	228,992	226,576
Financial expenses	(10,634)	(12,454)	(32,656)	(34,614)
Financial income	1,484	1,856	5,676	4,668
Foreign exchange gain (loss)	1,089	(3,952)	7,208	(16,926)
Profit before tax	46,655	65,932	209,220	179,704

(a)	Net of capitalized costs for oil stock included in Inventories.
(b)	Includes allocation to capitalized projects.

Note 3

Revenue

	Three-month	Three-month	Nine-month	Nine-month
	period ended	period ended	period ended	period ended
	September 30,	September 30,	September 30,	September 30,
Amounts in US$ '000	2024	2023	2024	2023
Sale of crude oil	157,510	185,357	506,914	534,299
Sale of purchased crude oil	1,509	2,172	5,735	4,121
Sale of gas	485	5,256	4,560	19,142
Commodity risk management contracts designated as cash flow hedges (a)	—	(651)	(85)	(651)
	159,504	192,134	517,124	556,911

(a)	Realized result on commodity risk management contracts designated as cash flow hedges. See Note 4.

Note 4

Commodity risk management contracts

The Group has entered into derivative financial instruments to manage its exposure to oil price risk. These derivatives are zero-premium collars and were placed with major financial institutions and commodity traders. The Group entered into the derivatives under ISDA Master Agreements and Credit Support Annexes, which provide credit lines for collateral posting thus alleviating possible liquidity needs under the instruments and protect the Group from potential non-performance risk by its counterparties.

The Group’s derivatives are designated and qualify as cash flow hedges. The effective portion of changes in the fair values of these derivative contracts are recognized in Other Reserve within Equity. The gain or loss relating to the ineffective portion, if any, is recognized immediately as gains or losses in the results of the periods in which they occur. The amount accumulated in Other Reserves is reclassified to profit or loss as a reclassification adjustment in the same period or periods during which the hedged cash flows affect profit or loss as part of the Revenue line item in the Condensed Consolidated Statement of Income.

The following table summarizes the Group’s production hedged during the nine-month period ended September 30, 2024, and for the following periods as a consequence of the derivative contracts in force as of September 30, 2024:

			Volume	Average
Period	Reference	Type	bbl/d	price US$/bbl
January 1, 2024 - March 31, 2024	ICE BRENT	Zero Premium Collars	8,500	65.59 Put 92.04 Call
April 1, 2024 - June 30, 2024	ICE BRENT	Zero Premium Collars	9,000	67.50 Put 96.99 Call
July 1, 2024 - August 31, 2024	ICE BRENT	Zero Premium Collars	9,000	67.22 Put 99.36 Call
September 1, 2024 - September 30, 2024	ICE BRENT	Zero Premium Collars	14,500	68.28 Put 95.13 Call
October 1, 2024 - December 31, 2024	ICE BRENT	Zero Premium Collars	13,500	70.00 Put 92.26 Call
January 1, 2025 - March 31, 2025	ICE BRENT	Zero Premium Collars	3,000	69.33 Put 86.53 Call
April 1, 2025 - June 30, 2025	ICE BRENT	Zero Premium Collars	1,000	68.00 Put 72.80 Call

Note 5

Production and operating costs

	Three-month	Three-month	Nine-month	Nine-month
	period ended	period ended	period ended	period ended
	September 30,	September 30,	September 30,	September 30,
Amounts in US$ '000	2024	2023	2024	2023
Staff costs	4,010	3,850	12,045	10,957
Share-based payment	169	239	500	498
Royalties in cash (a)	955	752	2,960	11,510
Economic rights in cash (a)	1,284	14,764	5,062	54,326
Well and facilities maintenance	7,017	5,936	18,424	17,310
Operation and maintenance	2,295	1,989	6,856	5,670
Consumables (b)	8,661	10,495	26,920	26,594
Equipment rental	1,317	579	4,403	2,346
Transportation costs	1,239	1,406	4,202	4,369
Field camp	1,335	1,994	4,518	4,818
Safety and insurance costs	1,159	1,146	3,014	2,968
Personnel transportation	845	958	2,658	2,636
Consultant fees	797	568	2,159	1,527
Gas plant costs	473	479	1,467	1,456
Non-operated blocks costs	5,955	4,714	15,950	14,312
Crude oil stock variation	(366)	5,264	401	3,989
Purchased crude oil	1,383	1,854	5,087	3,490
Other costs	1,293	1,221	3,145	2,617
	39,821	58,208	119,771	171,393

(a)	Royalties and economic rights in Colombia are payable to the Colombian National Hydrocarbons Agency (“ANH”) and are determined on a field-by-field basis depending on different variables such as crude quality and price levels, among others. During 2023 and 2024, the mix of royalties and economic rights paid “in-kind” increased as compared to royalties and economic rights paid ‘in-cash”. These changes caused variations in the ‘royalties in cash’ and ‘economic rights in cash’ line items from period to period, which are compensated by variations in the quantities of oil sales impacting the ‘Revenue’ line item in the Condensed Consolidated Statement of Income.

(b)	Consumables include energy costs of US$ 5,945,000 and US$ 7,473,000 for the three-month periods ended September 30, 2024 and 2023, respectively, and US$ 18,607,000 and US$ 18,204,000 for the nine-month periods ended September 30, 2024 and 2023, respectively. These costs were driven by a drought that affected the energy matrix in Colombia as a result of decreased availability of hydroelectric power.

Note 6

Geological and geophysical expenses

	Three-month	Three-month	Nine-month	Nine-month
	period ended	period ended	period ended	period ended
	September 30,	September 30,	September 30,	September 30,
Amounts in US$ '000	2024	2023	2024	2023
Staff costs	2,171	1,822	5,974	5,658
Share-based payment	145	147	341	393
Communication and IT costs	753	589	1,936	1,529
Consultant fees	113	159	853	594
Allocation to capitalized project	(371)	(266)	(908)	(948)
Other services	168	111	438	396
	2,979	2,562	8,634	7,622

Note 7

Administrative expenses

	Three-month	Three-month	Nine-month	Nine-month
	period ended	period ended	period ended	period ended
	September 30,	September 30,	September 30,	September 30,
Amounts in US$ '000	2024	2023	2024	2023
Staff costs	7,234	5,994	20,681	18,551
Share-based payment	1,302	1,525	3,926	4,372
Consultant fees (a)	2,698	3,003	8,277	7,525
Safety and insurance costs	740	974	2,372	2,952
Travel expenses	497	198	1,237	1,300
Non-operated blocks expenses	839	438	2,138	1,095
Director fees and allowance	120	296	581	697
Communication and IT costs	1,023	1,207	2,742	2,653
Allocation to joint operations	(2,815)	(3,310)	(8,865)	(9,608)
Other administrative expenses	1,044	1,246	2,665	2,736
	12,682	11,571	35,754	32,273

(a)	The increase in consultant fees in 2024 is mainly due to advisory services related to new business efforts.

Note 8

Selling expenses

	Three-month	Three-month	Nine-month	Nine-month
	period ended	period ended	period ended	period ended
	September 30,	September 30,	September 30,	September 30,
Amounts in US$ '000	2024	2023	2024	2023
Staff costs	127	133	377	367
Share-based payment	3	6	11	11
Transportation (a)	2,335	2,694	8,741	5,567
Selling taxes and other	1,064	916	2,926	2,380
	3,529	3,749	12,055	8,325

(a)	The fluctuation in transportation costs is mainly attributed to deliveries at different sales points in the CPO-5 Block in Colombia. Sales at the wellhead incur no selling costs but yield lower revenue, while transportation expenses for sales to alternative delivery points are recognized as selling expenses.

Note 9

Financial results

	Three-month	Three-month	Nine-month	Nine-month
	period ended	period ended	period ended	period ended
	September 30,	September 30,	September 30,	September 30,
Amounts in US$ '000	2024	2023	2024	2023
Financial expenses
Bank charges and other financial costs	(1,542)	(3,091)	(5,382)	(6,570)
Interest and amortization of debt issue costs	(7,775)	(7,721)	(23,274)	(23,114)
Unwinding of long-term liabilities	(1,317)	(1,642)	(4,000)	(4,930)
	(10,634)	(12,454)	(32,656)	(34,614)
Financial income
Interest received	1,484	1,856	5,676	4,668
	1,484	1,856	5,676	4,668
Foreign exchange gains and losses
Foreign exchange gain (loss)	1,089	(3,952)	7,208	(19,835)
Result on currency risk management contracts	—	—	—	2,909
	1,089	(3,952)	7,208	(16,926)
Total financial results	(8,061)	(14,550)	(19,772)	(46,872)

Note 10

Income tax

The Group calculates income tax expense using the tax rate that would be applicable to the expected total annual earnings. The main components of income tax expense in the Condensed Consolidated Statement of Income are:

	Three-month	Three-month	Nine-month	Nine-month
	period ended	period ended	period ended	period ended
	September 30,	September 30,	September 30,	September 30,
Amounts in US$ '000	2024	2023	2024	2023
Current income tax expense	(23,063)	(30,119)	(103,625)	(104,598)
Deferred income tax benefit (expense)	1,513	(11,045)	(24,560)	9,669
	(21,550)	(41,164)	(128,185)	(94,929)

The effective tax rate was 46% and 62% for the three-month periods ended September 30, 2024 and 2023, respectively, and 61% and 53% for the nine-month periods ended September 30, 2024 and 2023, respectively.

As of September 30, 2024 and 2023, the statutory income tax rate in Colombia was 35%, though a tax surcharge is also applicable, impacting companies engaged in the extraction of crude oil like GeoPark. The tax surcharge varies from zero to 15%, depending on different Brent oil prices. The Group currently estimates a tax surcharge of 10% for 2024, and therefore, the applicable statutory income tax rate in Colombia for 2024 would be 45%.

The Group’s consolidated effective tax rate of 46% for the three-month period ended September 30, 2024, which was in line with the statutory income tax rate in Colombia as noted above, includes the net effect of the positive impact of the re-estimation of the tax surcharge for 2024 (from 15% to 10%, as a result of a lower price environment) and the negative impact of tax losses in non-taxable jurisdictions or entities.

Note 11

Property, plant and equipment

			Furniture,				Exploration
			equipment	Production	Buildings		and
	Oil & gas		and	facilities and	and	Construction	evaluation
Amounts in US$ '000	properties		vehicles	machinery	improvements	in progress	assets		Total
Cost at January 1, 2023	1,079,257		19,093	222,727	11,027	16,480	113,041		1,461,625
Additions	3,947	(a)	857	12	13	78,844	49,599		133,272
Disposals	—		(1,175)	—	(2,150)	(119)	—		(3,444)
Write-offs	—		—	—	—	—	(21,539)	(b)	(21,539)
Transfers	90,757		—	13,167	6	(79,387)	(24,543)		—
Currency translation differences	1,876		25	150	4	11	12		2,078
Cost at September 30, 2023	1,175,837		18,800	236,056	8,900	15,829	116,570		1,571,992

Cost at January 1, 2024	920,660		13,133	169,787	4,047	15,781	80,579		1,203,987
Additions	4,436	(a)	755	—	—	104,917	38,260		148,368
Disposals	—		(44)	—	(7)	—	—		(51)
Write-offs	—		—	—	—	—	(14,623)	(c)	(14,623)
Transfers	83,948		90	9,746	—	(91,576)	(2,208)		—
Currency translation differences	(5,396)		(71)	(460)	(12)	—	(37)		(5,976)
Cost at September 30, 2024	1,003,648		13,863	179,073	4,028	29,122	101,971		1,331,705

Depreciation and write-down at January 1, 2023	(642,280)		(16,799)	(129,073)	(6,594)	—	—		(794,746)
Depreciation	(67,440)		(971)	(9,712)	(394)	—	—		(78,517)
Disposals	—		1,148	—	1,877	—	—		3,025
Currency translation differences	(1,688)		(23)	(150)	(4)	—	—		(1,865)
Depreciation and write-down at September 30, 2023	(711,408)		(16,645)	(138,935)	(5,115)	—	—		(872,103)

Depreciation and write-down at January 1, 2024	(430,145)		(10,467)	(73,481)	(3,070)	—	—		(517,163)
Depreciation	(80,527)		(1,143)	(9,575)	(135)	—	—		(91,380)
Disposals	—		17	—	—	—	—		17
Currency translation differences	4,874		67	428	12	—	—		5,381
Depreciation and write-down at September 30, 2024	(505,798)		(11,526)	(82,628)	(3,193)	—	—		(603,145)

Carrying amount at September 30, 2023	464,429		2,155	97,121	3,785	15,829	116,570		699,889
Carrying amount at September 30, 2024	497,850		2,337	96,445	835	29,122	101,971		728,560

(a)	Corresponds to the effect of the change in the estimate of asset retirement obligations.
(b)	Corresponds to two exploratory wells drilled in the Llanos 87 Block (Colombia), an exploratory well drilled in the Llanos 124 Block (Colombia) and other exploration costs incurred in the Llanos 94, Coati and Llanos 124 Blocks (all in Colombia).
(c)	Corresponds to two exploratory wells drilled in the CPO-5 Block (Colombia) and two exploratory wells drilled in the Espejo Block (Ecuador).

Note 12

Prepayments and other receivables

	At	Year ended
Amounts in US$ '000	September 30, 2024	December 31, 2023
V.A.T.	2,676	4,310
Income tax payments in advance	3,106	3,685
Other prepaid taxes	177	23
To be recovered from co-venturers	7,928	8,630
Prepayments and other receivables	10,235	12,311
Advanced payment for business transaction in Argentina (a)	49,096	—
	73,218	28,959
Classified as follows:
Current	70,312	25,896
Non-current	2,906	3,063
	73,218	28,959

(a)	This advanced payment was composed of US$ 38,000,000 for the acquisition of working interests in four unconventional blocks and US$ 11,096,000 for the acquisition of midstream capacity. See Note 20.

Note 13

Equity

Share capital

	At	Year ended
Issued share capital	September 30, 2024	December 31, 2023
Common stock (US$ ´000)	51	55
The share capital is distributed as follows:
Common shares, of nominal US$ 0.001	51,192,992	55,327,520
Total common shares in issue	51,192,992	55,327,520

Authorized share capital
US$ per share	0.001	0.001

Number of common shares (US$ 0.001 each)	5,171,949,000	5,171,949,000
Amount in US$	5,171,949	5,171,949

GeoPark’s share capital only consists of common shares. The authorized share capital consists of 5,171,949,000 common shares, par value US$ 0.001 per share. All of the Company’s issued and outstanding common shares are fully paid and nonassessable.

Cash distributions

On March 6, May 15 and August 14, 2024, the Company’s Board of Directors declared cash dividends of US$ 0.136 per share for March distribution and US$ 0.147 per share for May and August distributions, which were paid on March 28, June 14 and September 12, 2024, respectively.

Note 13 (Continued)

Equity (Continued)

Repurchase of shares

On November 8, 2023, the Company’s Board of Directors approved the renewal of the recurring program to repurchase up to 10% of its shares outstanding or approximately 5,611,797 shares until December 31, 2024. During the nine-month period ended September 30, 2024, no common shares were repurchased under this program.

On March 20, 2024, GeoPark announced a tender offer to purchase up to US$ 50,000,000 of its common shares. Consequently, on April 22, 2024, the Company acquired 4,369,181 of its common shares at a purchase price of US$ 10 per share, for a total cost of US$ 43,691,810, excluding fees and other expenses related to the tender offer.

Other reserves

GeoPark applies hedge accounting for the derivative financial instruments entered to manage its exposure to oil price risk. Consequently, the Group’s derivatives are designated and qualify as cash flow hedges and, therefore, the effective portion of changes in the fair values of these derivative contracts and the income tax relating to those results are recognized in Other Reserve within Equity. The amount accumulated in Other Reserves is reclassified to profit or loss as a reclassification adjustment in the same period or periods during which the hedged cash flows affect profit or loss. During the nine-month period ended September 30, 2024, a realized loss of US$ 85,000 on commodity risk management contracts was reclassified to the Condensed Consolidated Statement of Income.

Note 14

Borrowings

The outstanding amounts are as follows:

	At	Year ended
Amounts in US$ '000	September 30, 2024	December 31, 2023
2027 Notes	496,755	500,981
	496,755	500,981

Classified as follows:

Current	5,653	12,528
Non-Current	491,102	488,453

In August 2024, GeoPark Brasil Exploração e Produção de Petróleo e Gás Ltda. executed a loan agreement with Banco Santander for Brazilian Reais 4,000,000 (equivalent to US$ 728,000 at the moment of the loan execution) to finance working capital requirements in Brazil as a consequence of the suspended production at the Manati Block due to unscheduled maintenance. The interest rate applicable to this loan was 8.70% per annum. The loan principal and interests were fully repaid in September 2024, once the restricted deposit related to environmental obligations was recovered and replaced by a bank guarantee.

Note 15

Provisions and other long-term liabilities

The outstanding amounts are as follows:

	At	Year ended
Amounts in US$ '000	September 30, 2024	December 31, 2023
Asset retirement obligation	26,867	23,536
Deferred income	665	810
Other	9,503	9,737
	37,035	34,083

Note 16

Trade and other payables

The outstanding amounts are as follows:

	At	Year ended
Amounts in US$ '000	September 30, 2024	December 31, 2023
Trade payables	81,178	108,977
To be paid to co-venturers	4,008	522
Customer advance payments	5,742	—
Other short-term advance payments	—	450
Outstanding commitments in Chile (a)	5,869	5,869
Staff costs to be paid	9,847	10,852
Royalties to be paid	579	791
V.A.T.	4,739	975
Taxes and other debts to be paid	5,973	9,381
	117,935	137,817

Classified as follows:

	At	Year ended
Amounts in US$ '000	September 30, 2024	December 31, 2023
Current	117,935	137,817
Non-Current	—	—

(a)	Investment commitments in the Campanario and Isla Norte Blocks as a result of the divestment of the Group´s business in Chile. See Note 20.

Note 17

Offtake and prepayment agreements

Vitol

In May 2024, GeoPark executed an offtake and prepayment agreement with Vitol C.I. Colombia S.A.S. (“Vitol”), one of the world’s leading energy and commodity companies. The offtake agreement provides for GeoPark to sell and deliver production from the Llanos 34 Block in Colombia to Vitol, for a minimum of 20 months and up to 36 months, starting on July 1, 2024.

Note 17 (Continued)

Offtake and prepayment agreements (Continued)

Vitol (Continued)

As part of this transaction, GeoPark obtained access to committed funding from Vitol, with an initial limit of up to US$ 300,000,000, which decreases by US$ 10,000,000 per month, with an option to increase by another US$ 200,000,000, in prepaid future oil sales over the period of the offtake agreement. Funds committed by Vitol are currently available until December 31, 2024, subject to certain conditions. Amounts drawn on this prepayment facility can be repaid through future oil deliveries or prepaid at any time without penalty. The interest cost is based on a SOFR risk-free rate plus a margin of 3.75% per annum. As of the date of these interim condensed consolidated financial statements, GeoPark has not withdrawn any amount under this prepayment agreement.

Trafigura

In August 2024, GeoPark executed an offtake and prepayment agreement with C.I. Trafigura Petroleum Colombia S.A.S. (“Trafigura”), one of the world’s leading commodity traders. The offtake agreement provides for GeoPark to sell and deliver the light crude oil production from the CPO-5 Block in Colombia to Trafigura, for 12 months, starting on August 1, 2024.

As part of this transaction, GeoPark obtained access to committed funding from Trafigura for up to US$ 100,000,000 in prepaid future oil sales over the period of the offtake agreement. Funds committed by Trafigura are available until June 30, 2025, subject to certain conditions. Amounts drawn on this prepayment facility can be repaid through future oil deliveries or prepaid at any time without penalty. The interest cost is based on a SOFR risk-free rate plus a margin of 3.50% per annum. As of the date of these interim condensed consolidated financial statements, GeoPark has not withdrawn any amount under this prepayment agreement.

Note 18

Fair value measurement of financial instruments

Fair value hierarchy

The following table presents the Group’s financial assets and financial liabilities measured and recognized at fair value at September 30, 2024, and December 31, 2023, on a recurring basis:

			At
Amounts in US$ '000	Level 1	Level 2	September 30, 2024
Assets
Derivative financial instrument assets
Commodity risk management contracts	—	2,806	2,806
Total Assets	—	2,806	2,806

			At
Amounts in US$ '000	Level 1	Level 2	December 31, 2023
Assets
Derivative financial instrument assets
Commodity risk management contracts	—	3,775	3,775
Total Assets	—	3,775	3,775
Liabilities
Derivative financial instrument liabilities
Commodity risk management contracts	—	70	70
Total Liabilities	—	70	70

Note 18 (Continued)

Fair value measurement of financial instruments (Continued)

Fair value hierarchy (Continued)

There were no transfers between Level 2 and 3 during the period. The Group did not measure any financial assets or financial liabilities at fair value on a non-recurring basis as of September 30, 2024.

Fair values of other financial instruments (unrecognized)

The Group also has a number of financial instruments which are not measured at fair value in the balance sheet. For the majority of these instruments, the fair values are not materially different to their carrying amounts, since the interest receivable/payable is either close to current market rates or the instruments are short-term in nature.

Borrowings are comprised of fixed rate debt and are measured at their amortized cost. The Group estimates that the fair value of its financial liabilities is approximately 96% of its carrying amount, including interest accrued as of September 30, 2024. Fair value was calculated based on market price for the Notes and is within Level 1 of the fair value hierarchy.

Note 19

Capital commitments

Capital commitments are detailed in Note 33.2 to the audited Consolidated Financial Statements as of December 31, 2023. The following updates have taken place during the nine-month period ended September 30, 2024:

The Group incurred investments of US$ 31,193,000 to fulfill its commitments, at GeoPark’s working interest.

Colombia

The Llanos 123 Block entered exploratory phase 2, which includes the commitment of drilling one exploratory well for US$ 3,343,000, at GeoPark’s working interest, before January 14, 2027.

The Colombian National Hydrocarbons Agency (“ANH”) approved GeoPark’s requests to extend the exploratory phase in the Llanos 124 Block until July 14, 2025, including an additional exploratory well for US$ 3,343,000, at GeoPark’s working interest. As of the date of these interim condensed consolidated financial statements, such commitment has been fulfilled through a well drilled in the Llanos 123 Block.

The ANH approved GeoPark’s request to extend the PUT-8 Block commitment term to May 19, 2025. Additionally, GeoPark fulfilled the total seismic committed in the block.

The total investments needed to fulfill the commitments in the Llanos 86 and CPO-5 Blocks have already been incurred or transferred to another block.

GeoPark fulfilled the committed 3D seismic in the Llanos 104 Block and the approval of the ANH is pending.

In August 2024, the ANH approved the transfer of GeoPark’s 50% working interest in the Llanos 94 Block to the joint operation partner and thus GeoPark is no longer liable for the capital commitments in the block.

The CPO-4-1 Block entered exploratory phase 2 with a commitment term ending on September 19, 2028.

Note 19 (Continued)

Capital commitments (Continued)

Ecuador

GeoPark drilled the two outstanding exploratory wells committed in the Espejo Block.

Chile

On August 19, 2024, the Chilean Ministry of Energy approved the extension of the second exploratory phase in the Campanario and Isla Norte Blocks until April 15 and February 9, 2025, respectively.

Note 20

Business transactions

Argentina

On May 13, 2024, GeoPark announced that it signed an Asset Purchase Agreement with Phoenix Global Resources (“PGR”), a subsidiary of Mercuria Energy Trading (“Mercuria”), for the acquisition of non-operated working interest (“WI”) in four adjacent unconventional blocks in the Neuquén Basin in Argentina as follows: a 45% WI in each of the Mata Mora Norte producing block and Mata Mora Sur exploration block, located in Neuquén Province, and a 50% WI in each of the Confluencia Norte and Confluencia Sur exploration blocks, located in Rio Negro Province.

Under the terms of the agreement, GeoPark will pay an upfront consideration of US$ 190,000,000 and will fund 100% of exploratory commitments up to US$ 113,000,000 gross (US$ 56,500,000 of net carry), to be funded over two years, an acquisition of midstream capacity according to the WI of US$ 11,096,000, and a US$ 10,000,000 bonus contingent on results in the Confluencia exploration campaign. As of the date of these interim condensed consolidated financial statements, GeoPark has already made an advanced payment of US$ 49,096,000. The transaction is expected to close before the end of the fourth quarter of 2024, pending customary regulatory approvals.

Chile

On December 20, 2023, GeoPark signed a Stock Purchase Agreement to sell its wholly-owned subsidiary GeoPark Chile S.p.A. and its subsidiaries, GeoPark Fell S.p.A., GeoPark TdF S.p.A. and GeoPark Magallanes Limitada, which comprised the entire business of GeoPark in Chile, for a total consideration of US$ 4,000,000, subject to working capital adjustments. At that date, GeoPark collected an advanced payment of US$ 450,000.

As part of the agreement, GeoPark remains responsible for the outstanding investment commitments in the Campanario and Isla Norte Blocks for US$ 5,002,000 and US$ 867,100, respectively. Additionally, GeoPark keeps the private right over unconventional activities that would be carried out in the Fell Block and 95% of the revenue derived from such activities over the current operating contract.

The divestment transaction closed on January 18, 2024, and consequently GeoPark received an additional payment of US$ 2,792,000, plus a working capital adjustment of US$ 486,000. The remaining outstanding amount of US$ 758,000 was agreed to be received in 23 monthly equal installments of approximately US$ 33,000.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Jaime Caballero Uribe .
Name: Jaime Caballero Uribe
Title: Chief Financial Officer

Date: November 6, 2024